Exhibit 99.1

Radware Reports Fourth Quarter and Full Year 2023 Financial Results

Fourth Quarter 2023 Financial Results and Highlights
•	Revenue of $65.0 million, down 12% year-over-year
•	Cloud ARR of $64.9 million, up 22% year-over-year
•	Non-GAAP EPS of $0.13; GAAP net loss per diluted share of $0.14

Full Year 2023 Financial Results and Highlights
•	Revenue of $261.3 million, down 11% year-over-year
•	Non-GAAP EPS of $0.43; GAAP net loss per diluted share of $0.50

TEL AVIV, Israel, Feb. 7, 2024 - Radware® (NASDAQ: RDWR), a leading provider of cyber security and application delivery solutions, today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2023.

“We closed 2023 on a positive note with our cloud security business delivering 22% year-over-year ARR growth,” said Roy Zisapel, Radware’s president and CEO. “As we look ahead, we remain cautiously optimistic in 2024. We intend to build upon early signs of improvement in the macro environment and capitalize on the growth in our cloud security business and partner channels, while remaining committed to cost discipline. We believe we are well positioned to return to revenue growth and improve profitability in 2024.”

Financial Highlights for the Fourth Quarter and Full Year 2023
Revenue for the fourth quarter and full year of 2023 totaled $65.0 million and $261.3 million, respectively:
•
Revenue in the Americas region was $24.6 million for the fourth quarter of 2023, a decrease of 23% from $31.9 million in the fourth quarter of 2022. Revenue in the Americas region for the full year of 2023 was $103.4 million, a decrease of 17% from $123.9 million in the full year of 2022.

•
Revenue in the Europe, Middle East, and Africa (“EMEA”) region was $24.9 million for the fourth quarter of  2023, an increase of 2% from $24.3 million in the fourth quarter of 2022. Revenue in the EMEA region for the full year of 2023 was $96.5 million, a decrease of 7% from $104.2 million for the full year of 2022.

•
Revenue in the Asia-Pacific (“APAC”) region was $15.5 million for the fourth quarter of 2023, a decrease of 13% from $17.9 million in the fourth quarter of 2022. Revenue in the APAC region for the full year of 2023 was $61.4 million, a decrease of 6% from $65.3 million for the full year of 2022.

GAAP net loss for the fourth quarter of 2023 was $5.9 million, or $(0.14) per diluted share, compared to GAAP net loss of $4.1 million, or $(0.09) per diluted share, for the fourth quarter of 2022. GAAP net loss for the full year of 2023 was $21.6 million, or $(0.50) per diluted share, compared to GAAP net loss of $0.2 million, or $0.00 per diluted share, for the full year of 2022.

Non-GAAP net income for the fourth quarter of 2023 was $5.5 million, or $0.13 per diluted share, compared to non-GAAP net income of $7.7 million, or $0.17 per diluted share, for the fourth quarter of 2022. Non-GAAP net income for the full year of 2023 was $18.9 million, or $0.43 per diluted share, compared to non-GAAP net income of $31.3 million, or $0.68 per diluted share, for the full year of 2022.

As of December 31, 2023, the Company had cash, cash equivalents, short-term bank deposits, and marketable securities of $363.7 million. Cash flow from operating activities was $2.7 million in the fourth quarter of 2023 and negative at $3.5 million for the full year of 2023.

Non-GAAP results are calculated excluding, as applicable, the impact of stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. A reconciliation of each of the Company’s non-GAAP measures to the most directly comparable GAAP measure is included at the end of this press release.

Conference Call
Radware management will host a call today, February 7, 2024, at 8:30 a.m. EST to discuss its fourth quarter and full year 2023 results and the Company’s first quarter 2024 outlook. To participate on the call, please use the following numbers:
U.S. participants call toll free: 888-510-2008
International participants call: 1 646-960-0306
Conference ID: 1864701

A replay will be available for two days, starting two hours after the end of the call, on telephone number +1-647-362-9199 or (US toll-free) 800-770-2030. Passcode 1864701.

The call will be webcast live on the Company’s website at: http://www.radware.com/IR/. The webcast will remain available for replay during the next 12 months.

Use of Non-GAAP Financial Information and Key Performance Indicators
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of gross profit, research and development expense, selling and marketing expense, general and administrative expense, total operating expenses, operating income, financial income, net, income before taxes on income, taxes on income, net income and diluted earnings per share, which are adjustments from results based on GAAP to exclude, as applicable, stock-based compensation expenses, amortization of intangible assets, litigation costs, acquisition costs, restructuring costs, exchange rate differences, net on balance sheet items included in financial income, net, and tax-related adjustments. Management believes that exclusion of these charges allows for meaningful comparisons of operating results across past, present, and future periods. Radware’s management believes the non-GAAP financial measures provided in this release are useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP financial measures in evaluating and operating the business and, as such, has determined that it is important to provide this information to investors.

Annual recurring revenue ("ARR") is a key performance indicator defined as the annualized value of booked orders for term-based cloud services, subscription licenses, and maintenance contracts that are in effect at the end of a reporting period. ARR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items.  ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates and does not include revenue reported as perpetual license or professional services revenue in our consolidated statement of operations. We consider ARR a key performance indicator of the value of the recurring components of our business.

Safe Harbor Statement

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements made herein that are not statements of historical fact, including statements about Radware’s plans, outlook, beliefs, or opinions, are forward-looking statements. Generally, forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plans,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may,” and “could.” Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results, expressed or implied by such forward-looking statements, could differ materially from Radware’s current forecasts and estimates. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; the effects of the current attacks by the terrorist groups Hamas and Hezbollah, and the war between Israel and Hamas and Israel and Hezbollah; natural disasters and public health crises, such as the coronavirus disease 2019 (COVID-19) pandemic; a shortage of components or manufacturing capacity could cause a delay in our ability to fulfill orders or increase our manufacturing costs; our business may be affected by sanctions, export controls, and similar measures, targeting Russia and other countries and territories, as well as other responses to Russia’s military conflict in Ukraine, including indefinite suspension of operations in Russia and dealings with Russian entities by many multi-national businesses across a variety of industries; our ability to successfully implement our strategic initiative to accelerate our cloud business; our ability to expand our operations effectively; timely availability and customer acceptance of our new and existing solutions; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for cyber security and application delivery solutions and in our industry in general, and changes in the competitive landscape; changes in government regulation; outages, interruptions, or delays in hosting services or our internal network system; compliance with open source and third-party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to realize our investment objectives for our cash and liquid investments; our ability to attract, train, and retain highly qualified personnel; and other factors and risks over which we may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Radware, refer to Radware’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Radware in reports filed with, or furnished to, the SEC. Forward-looking statements speak only as of the date on which they are made and, except as required by applicable law, Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Radware’s public filings are available from the SEC’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.

About Radware
Radware® (NASDAQ: RDWR) is a global leader of cyber security and application delivery solutions for physical, cloud, and software defined data centers. Its award-winning solutions portfolio secures the digital experience by providing infrastructure, application, and corporate IT protection, and availability services to enterprises globally. Radware’s solutions empower enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity, and achieve maximum productivity while keeping costs down. For more information, please visit the Radware website.

Radware encourages you to join our community and follow us on: Facebook,  LinkedIn, Radware Blog, Twitter, YouTube, and Radware Mobile for iOS and Android.

©2024 Radware Ltd. All rights reserved. Any Radware products and solutions mentioned in this press release are protected by trademarks, patents, and pending patent applications of Radware in the U.S. and other countries. For more details, please see: https://www.radware.com/LegalNotice/. All other trademarks and names are property of their respective owners.

Radware believes the information in this document is accurate in all material respects as of its publication date. However, the information is provided without any express, statutory, or implied warranties and is subject to change without notice.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

CONTACTS
Investor Relations:
Yisca Erez, +972-72-3917211, ir@radware.com

Media Contact:
Gerri Dyrek, gerri.dyrek@radware.com

Radware Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31,	December 31,
	2023	2022
	(Unaudited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	70,538	46,185
Marketable securities	86,372	44,180
Short-term bank deposits	173,678	207,679
Trade receivables, net	18,959	17,752
Other receivables and prepaid expenses	10,015	7,196
Inventories	15,544	11,428
	375,106	334,420

Long-term investments
Marketable securities	33,131	90,148
Long-term bank deposits	-	43,765
Other assets	2,166	2,146
	35,297	136,059

Property and equipment, net	18,221	21,068
Intangible assets, net	15,718	19,686
Other long-term assets	39,161	41,269
Operating lease right-of-use assets	20,777	23,078
Goodwill	68,008	68,008
Total assets	572,288	643,588

Liabilities and equity

Current liabilities
Trade payables	4,298	6,464
Deferred revenues	103,703	108,243
Operating lease liabilities	4,684	4,685
Other payables and accrued expenses	41,650	44,643
	154,335	164,035

Long-term liabilities
Deferred revenues	60,499	72,219
Operating lease liabilities	16,020	19,461
Other long-term liabilities	18,160	19,430
	94,679	111,110

Equity
Radware Ltd. equity
Share capital	733	732
Additional paid-in capital	529,218	498,168
Accumulated other comprehensive income (loss)	77	(4,844)
Treasury stock, at cost	(365,749)	(303,299)
Retained earnings	119,812	141,402
Total Radware Ltd. shareholder's equity	284,091	332,159

Non–controlling interest	39,183	36,284

Total equity	323,274	368,443

Total liabilities and equity	572,288	643,588

Radware Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	65,032	74,083	261,292	293,426
Cost of revenues	12,824	13,917	51,710	53,884
Gross profit	52,208	60,166	209,582	239,542

Operating expenses, net:
Research and development, net	19,712	22,486	82,617	86,562
Selling and marketing	31,869	32,544	126,237	126,533
General and administrative	8,030	10,244	32,408	29,786
Total operating expenses, net	59,611	65,274	241,262	242,881

Operating loss	(7,403)	(5,108)	(31,680)	(3,339)
Financial income, net	3,239	2,018	13,927	8,052
Income (Loss) before taxes on income	(4,164)	(3,090)	(17,753)	4,713
Taxes on income	1,686	1,034	3,837	4,879
Net loss	(5,850)	(4,124)	(21,590)	(166)

Basic net loss per share attributed to Radware Ltd.'s shareholders	(0.14)	(0.09)	(0.50)	(0.00)

Weighted average number of shares used to compute basic net loss per share	41,806,042	44,586,590	42,871,770	44,943,168

Diluted net loss per share attributed to Radware Ltd.'s shareholders	(0.14)	(0.09)	(0.50)	(0.00)

Weighted average number of shares used to compute diluted net loss per share	41,806,042	44,586,590	42,871,770	44,943,168

Radware Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP gross profit	52,208	60,166	209,582	239,542
Share-based compensation	112	112	515	399
Amortization of intangible assets	992	992	3,968	3,704
Non-GAAP gross profit	53,312	61,270	214,065	243,645

GAAP research and development, net	19,712	22,486	82,617	86,562
Share-based compensation	2,305	2,073	8,505	7,292
Non-GAAP Research and development, net	17,407	20,413	74,112	79,270

GAAP selling and marketing	31,869	32,544	126,237	126,533
Share-based compensation	3,489	2,993	12,554	11,241
Restructuring costs	578	-	1,851	-
Non-GAAP selling and marketing	27,802	29,551	111,832	115,292

GAAP general and administrative	8,030	10,244	32,408	29,786
Share-based compensation	2,965	4,480	12,448	8,421
Acquisition costs	359	819	1,128	1,961
Non-GAAP general and administrative	4,706	4,945	18,832	19,404

GAAP total operating expenses, net	59,611	65,274	241,262	242,881
Share-based compensation	8,759	9,546	33,507	26,954
Restructuring costs	578	-	1,851	-
Acquisition costs	359	819	1,128	1,961
Non-GAAP total operating expenses, net	49,915	54,909	204,776	213,966

GAAP operating loss	(7,403)	(5,108)	(31,680)	(3,339)
Share-based compensation	8,871	9,658	34,022	27,353
Amortization of intangible assets	992	992	3,968	3,704
Restructuring costs	578	-	1,851	-
Acquisition costs	359	819	1,128	1,961
Non-GAAP operating income	3,397	6,361	9,289	29,679

GAAP financial income, net	3,239	2,018	13,927	8,052
Exchange rate differences, net on balance sheet items included in financial income, net	563	413	(207)	(1,301)
Non-GAAP financial income, net	3,802	2,431	13,720	6,751

GAAP income (loss) before taxes on income	(4,164)	(3,090)	(17,753)	4,713
Share-based compensation	8,871	9,658	34,022	27,353
Amortization of intangible assets	992	992	3,968	3,704
Restructuring costs	578	-	1,851	-
Acquisition costs	359	819	1,128	1,961
Exchange rate differences, net on balance sheet items included in financial income, net	563	413	(207)	(1,301)
Non-GAAP income before taxes on income	7,199	8,792	23,009	36,430

GAAP taxes on income	1,686	1,034	3,837	4,879
Tax related adjustments	61	61	246	246
Non-GAAP taxes on income	1,747	1,095	4,083	5,125

GAAP net loss	(5,850)	(4,124)	(21,590)	(166)
Share-based compensation	8,871	9,658	34,022	27,353
Amortization of intangible assets	992	992	3,968	3,704
Restructuring costs	578	-	1,851	-
Acquisition costs	359	819	1,128	1,961
Exchange rate differences, net on balance sheet items included in financial income, net	563	413	(207)	(1,301)
Tax related adjustments	(61)	(61)	(246)	(246)
Non-GAAP net income	5,452	7,697	18,926	31,305

GAAP diluted net loss per share	(0.14)	(0.09)	(0.50)	(0.00)
Share-based compensation	0.21	0.21	0.78	0.60
Amortization of intangible assets	0.02	0.02	0.09	0.08
Restructuring costs	0.02	0.00	0.04	0.00
Acquisition costs	0.01	0.02	0.03	0.04
Exchange rate differences, net on balance sheet items included in financial income, net	0.01	0.01	(0.00)	(0.03)
Tax related adjustments	(0.00)	(0.00)	(0.01)	(0.01)
Non-GAAP diluted net earnings per share	0.13	0.17	0.43	0.68

Weighted average number of shares used to compute non-GAAP diluted net earnings per share	42,462,751	45,227,288	43,655,555	45,947,476

Radware Ltd.
RECONCILIATION OF GAAP NET LOSS TO EBITDA AND ADJUSTED EBITDA (NON-GAAP)
(U.S Dollars in thousands)

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
GAAP net loss	(5,850)	(4,124)	(21,590)	(166)
Exclude: Financial income, net	(3,239)	(2,018)	(13,927)	(8,052)
Exclude: Depreciation and amortization expense	3,028	2,878	12,244	11,692
Exclude: Taxes on income	1,686	1,034	3,837	4,879
EBITDA	(4,375)	(2,230)	(19,436)	8,353

Share-based compensation	8,871	9,658	34,022	27,353
Restructuring costs	578	-	1,851	-
Acquisition costs	359	819	1,128	1,961
Adjusted EBITDA	5,433	8,247	17,565	37,667

	For the three months ended		For the twelve months ended
	December 31,		December 31,
	2023	2022	2023	2022

Amortization of intangible assets	992	992	3,968	3,704
Depreciation	2,036	1,886	8,276	7,988

	3,028	2,878	12,244	11,692

Radware Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S. Dollars in thousands)

	For the three months ended		For the year ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities:

Net loss	(5,850)	(4,124)	(21,590)	(166)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,028	2,878	12,244	11,692
Share-based compensation	8,871	9,658	34,022	27,353
Amortization of premium, accretion of discounts and accrued interest on marketable securities, net	638	766	1,754	2,345
Loss (gain) related to securities, net	(1)	(4)	243	(68)
Increase (decrease) in accrued interest on bank deposits	549	(1,424)	(3,265)	(2,480)
Increase (decrease) in accrued severance pay, net	207	301	(299)	219
Increase in trade receivables, net	(6,587)	(4,401)	(1,207)	(4,561)
Decrease (increase) in other receivables and prepaid expenses and other long-term assets	1,017	(1,887)	(1,524)	(2,360)
Decrease (increase) in inventories	(2,550)	(574)	(4,116)	152
Increase (decrease) in trade payables	(1,771)	(306)	(2,166)	2,154
Increase (decrease) in deferred revenues	(5,165)	1,584	(16,260)	13,475
Increase (decrease) in other payables and accrued expenses	10,603	6,665	(195)	(14,054)
Operating lease liabilities, net	(336)	428	(1,141)	(1,553)
Net cash provided by (used in) operating activities	2,653	9,560	(3,500)	32,148

Cash flows from investing activities:

Purchase of property and equipment	(936)	(1,768)	(5,429)	(8,814)
Proceeds from (investment in) other long-term assets, net	(11)	(71)	66	35
Proceeds from (investment in) bank deposits, net	29,686	5,824	81,031	(13,377)
Investment in, redemption of and purchase of marketable securities ,net	16,764	1,640	17,111	(3,862)
Payment for the business acquisition of SecurityDAM Ltd.	-	-	-	(30,000)
Net cash provided by (used in) investing activities	45,503	5,625	92,779	(56,018)

Cash flows from financing activities:

Proceeds from exercise of share options	63	832	371	2,034
Repurchase of shares	(10,103)	(12,301)	(63,234)	(59,492)
Payment of deferred consideration related to acquisition	-	-	(2,063)	-
Proceeds from issuance of Preferred A shares in subsidiary	-	-	-	35,000
Net cash used in financing activities	(10,040)	(11,469)	(64,926)	(22,458)

Increase (decrease) in cash and cash equivalents	38,116	3,716	24,353	(46,328)
Cash and cash equivalents at the beginning of the period	32,422	42,469	46,185	92,513
Cash and cash equivalents at the end of the period	70,538	46,185	70,538	46,185